Exhibit 1

Transactions in the Shares of the Issuer by Each Reporting Person During the Past Sixty (60) Days

The following tables set forth all transactions in the Shares effected during the past sixty (60) days by each Reporting Person. Except as noted below, all such transactions were effected in the open market through brokers and the price per share is net of commissions. Where a price range is provided in the column titled “Price Range ($)”, the price reported in the column titled “Price Per Share ($)” is a weighted average price. These Shares were sold or purchased in multiple transactions at prices between the price ranges indicated in the column titled “Price Range ($)”. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares sold or purchased at each separate price.

PCL

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
11/12/2025	8,935	19.94	19.75 – 20.10
11/13/2025	21,035	20.41	20.08 – 20.50
11/14/2025	18,933	20.23	20.01 – 20.35